FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2004

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square
Edinburgh EH2 2YE
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

The Royal Bank of Scotland Group plc

Pre-close Trading Up-date

9 June 2004

The Royal Bank of Scotland Group (RBS) will be holding discussions with analysts and investors ahead of its close period for the half year ending 30 June 2004. This statement sets out the information that will be covered in those discussions.

Summary

RBS has continued to make good progress in the first half of 2004. Key features of its interim results, which will be released on Tuesday 3 August 2004, are expected to include strong income growth, a further improvement in efficiency and stable credit metrics. Consequently, profits are anticipated to be in line with expectations.

Income and Margins

RBS has maintained strong momentum in its income growth in the first half of 2004. All divisions have achieved good organic growth in local currencies, although Citizens' results in sterling have been impacted by the strength of sterling against the US dollar.

RBS has continued to achieve good growth in assets, particularly small and mid-corporate lending and retail assets. Large corporate lending has remained relatively subdued. The Group has also continued to achieve good growth in deposits.

As previously indicated, the Group net interest margin is expected to be a few basis points lower than last year due to the inclusion of First Active, and the business mix impact of particularly strong growth in mortgages and rental assets. Excluding this, margins have remained stable.

Non-interest income has continued to reflect strong growth across general insurance, credit cards and money transmission income. We continue to see good underlying momentum in the customer-facing activities that generate dealing profits.

Expenses

The Group remains focused on improving its efficiency. Expenses have increased to support higher business volumes, and the Group continues to invest in initiatives that will improve its efficiency further in the future. The rate of income growth is expected to exceed the growth in expenses, leading to a further improvement in the Group cost:income ratio.

Credit Quality and Provisions

Credit quality remains strong. The credit environment is positive overall, continuing to improve in corporate lending and remaining stable in small business lending and the personal sector.

As predicted at the 2003 results presentation, the growth of the personal loan portfolio over recent years has contributed to an increase in consumer lending provisions, although the Group charge for bad debts as a percentage of book is expected to continue the improving trend reported in 2003.

Acquisitions

The integration of each of the acquisitions announced in 2003 is fully on track, with good underlying performance of the acquired businesses.

On 3 February 2004, RBS announced the acquisition of the credit card business of People's Bank of Connecticut; this acquisition was completed on 5 March 2004.

On 4 May 2004, RBS announced the acquisition of Charter One Financial Inc for approximately $10.5 billion. This transaction is subject to the approval of Charter One shareholders and the relevant regulatory authorities, and is expected to be completed in the fourth quarter of 2004.

Capital

Capital ratios remain strong, and are currently at levels above our target ranges, given the funding that has taken place in connection with the acquisition of Charter One. Allowing for completion of the acquisition of Charter One, RBS's tier 1 ratio is expected to be close to 7% at the end of 2004.

Fred Goodwin, Group Chief Executive, commented:

"Good momentum continues across each of our businesses and we are on track to deliver strong organic growth in income whilst continuing to improve efficiency."

CONTACTS

Fred Goodwin                               Group Chief Executive                        0131 523 2003

Fred Watt                                      Group Finance Director                      0131 523 2028

Richard O'Connor                         Head of Investor Relations                 0131 523 5103
                                                                                                                      020 7672 1758
For media enquiries:

Howard Moody                             Group Director, Communications        0131 523 2056
                                                                                                                        07768 033562

This announcement contains 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'should', 'intend', 'plan', 'probability', 'risk', 'Value-at-Risk ("VaR")', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions.

Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this announcement include, but are not limited to: general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices or equity prices; changes in UK or foreign laws, regulations or taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technology changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing. The risks and uncertainties described above are discussed in the Group's SEC filings, including but not limited to, the Group's report on Form 6-K containing this announcement and certain sections of the Group's Annual Report on Form 20-F.

The forward-looking statements contained in this announcement speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof.

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 9 June, 2004

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat